Schering AG's Mirena(R) approved in the USA

Berlin, Germany, December 7, 2000; Schering AG, Germany (NYSE: SHR), announces that the U.S. Food and Drug Administration (FDA) yesterday approved Mirena(R) for the U.S. market. Mirena(R) is an innovative intrauterine hormone delivery system for fertility control with effectiveness in preventing pregnancy as well as significant long-acting performance. Mirena(R), which is available today in 47 countries worldwide, will be launched by Berlex Laboratories, Inc., the U.S. subsidiary of Schering AG, in the first quarter of 2001.

"We are proud to offer Mirena(R) to women in the U.S. who are looking for reliable long-acting contraception," said Dr. Giuseppe Vita, Chairman of the Board of Executive Directors of Schering AG. "Sterilization is the method used by more than 20 million women in the USA. The market seems to be waiting for Mirena(R), because it is an effective and reversible alternative." Mirena(R) is well-tolerated and characterized by its long-acting efficacy (up to five years) and the fast recovery of fertility after its removal.

Today, nearly 40 percent (26 million) of women in the U.S. between the ages of 18 and 49 currently use a method of long-term contraception and decide between sterilization (80 percent), injectables, implants, and intrauterine devices. Mirena(R), as a combination between a hormonal contraceptive and an intrauterine system, gives these women an attractive new choice. Lutz Lingnau, President and Chief Executive Officer of Schering Berlin, Inc., and Member elect of the Board of Executive Directors of Schering AG, explained: "Schering AG is world leader in oral contraceptives with a market share of about 30% and has been active in this field for many years. Our special expertise will give Mirena(R) a strong basis for a successful launch in the U.S. market"

"The introduction of Mirena(R) is an important milestone in the implementation of our accelerated growth strategy. It will broaden our market share in the U.S. contraceptive market, strengthening our growth in the world's largest pharmaceutical market," Dr. Vita added. Mirena(R) is the first in a series of new, innovative products that Schering AG will bring to market as part of its strategy to become a major player in fertility control and hormone therapy in the USA.

Mirena(R), which was developed in Finland by Schering AG's affiliate Leiras Oy, has been used by approximately two million women worldwide. In addition to preventing pregnancy, use of Mirena(R) can lead to shorter and lighter periods. Mirena(R) delivers a low dose of the progestin levonorgestrel directly to the lining of the uterus and, therefore, has minimal systemic effects. In 1999, Mirena(R) sales amounted to EUR60m and figures for 2000 show a continued growth of 15%.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radiopharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de.

Berlin, Germany, December 7, 2000
Schering AG Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl
Business and Financial Communication
Phone:	+49 - 30 - 468 152 96
Fax:	+49 - 30 - 468 166 46
friedrich.vonheyl@schering.de

Frank Richtersmeier
Pharma Communication
Phone:	+49 - 30 - 468 176 61
Fax:	+49 - 30 - 468 167 10
frank.richtersmeier@schering.de

Peter Vogt
Investor Relations
Phone:	+49 - 30 - 468 128 38
Fax:	+49 - 30 - 468 166 46
peter.vogt@schering.de